SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)




                                  ZUNICOM, INC.
                       ----------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)



                                   98981X 10 4
                                  ------------
                                 (CUSIP Number)



                                    MIMI TAN
                                  Zunicom, Inc.
                                1720 Hayden Drive
                              Carrollton, TX 75006
                                 (469) 892 1200
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 23, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)














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

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

--- ----------------------------------------------------------------------------
1   Name of Reporting Persons:   WILLIAM KIM WAH TAN


    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  | |
                                                                        (b)  |x|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds                                                     OO
    OO AF PF
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
    N/A
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
    MALAYSIA
--------------------------------------------------------------------------------
Number of          7      Sole Voting Power:   475,000 Shares of Common Stock
Shares                                         [See response to Item 5(a)]
Beneficially     -------- ------------------------------------------------------
Owned by Each      8      Shared Voting Power: 2,835,273 Shares of Common Stock
Reporting                                      [See response to Item 5(a)]
Person with      -------- ------------------------------------------------------
Stock Reporting    9      Sole Dispositive Power: 475,000 Shares of Common Stock
                                                  [See response to Item 5(a)]
                 -------- -------------------------------------
                   10     Shared Dispositive Power: 2,835,273 Shares of Common
                                                    [See response to Item 5(a)]

--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,835,273  Shares of Common Stock [See response to Item 5(a)]
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    31.4%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    IND

--- ----------------------------------------------------------------------------



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



Item 1.  Security and Issuer.
         -------------------

Securities:
-----------

Common Stock, no par value ("Common Stock")

Issuer: Zunicom, Inc.
           1720 Hayden Drive
           Carrollton, TX 75006


Item 2.  Identity and Background.
         -----------------------
Information on Reporting Person
-------------------------------

(a)      Name: William Kim Wah Tan

(b)      Address: 1720 Hayden Drive
                  Carrollton, TX 75006

(c) Principal Business: Chairman of the Board of Directors, President and Chief Executive Officer of Zunicom, Inc. and an investor

         Address: 1720 Hayden Drive
                  Carrollton, TX 75006

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

(e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: Malaysia


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Funds for the purchase of the Shares were derived from available capital of the reporting person. A total of approximately $182,500 was paid to acquire the Shares underlying Warrants exercisable at $0.73.






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


Item 4.  Purpose of Transaction.
         ----------------------

The Reporting Person held 250,000 warrants that were due to expire February 24, 2006. Reporting Person acquired the Shares prior to expiration of warrants, as an investment opportunity.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market, general economic and industry conditions, and actions taken by the Issuer's board of directors, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Shares or selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, electing persons to the Issuer's board of directors, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to his investment in the Issuer, and/or otherwise changing his intentions with respect to any and all matters referred to in Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) In conformance with Section 13(d) under the Securities Exchange Act of 1934, as amended, and Rule 13(d) thereunder, the Reporting Person has reported his ownership interest based on both shares of the Common Stock directly owned by the Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this schedule.

         The Reporting Person directly holds 75,000 shares of Common Stock and incentive options to acquire 400,000 shares of Common Stock. Based on Company's records as of February 23, 2006, 8,618,750 shares of Common Stock were outstanding. The 75,000 shares of Common Stock and 400,000 options to acquire 400,000 shares of Common Stock that the Reporting Person has in sole voting and dispositive power, represents 5.5% of the shares of Common Stock outstanding.

         The Reporting Person, through his affiliation with Placement and Acceptance, Inc. holds 1,383,000 shares of Common Stock, through his affiliation with Ventures International, Ltd. holds 727,273 shares of Common Stock, and through his affiliation with Caspic International, Inc. owns 250,000 shares of Common Stock. The Reporting Person is Director, Officer and Controlling Shareholder of all three companies.





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


         Based on Company's records as of February 23, 2006, 8,618,750 shares of Common Stock were outstanding. The 2,435,273 shares of Common Stock that the Reporting Person has sole and/or shared voting and dispositive power, represents 28.2% of the shares of Common Stock outstanding.

         If the Reporting Person were to exercise his options, he would have a have sole and/or shared voting and dispositive power over 2,835,273 shares of Common Stock. Based on 9,018,750 shares of Common Stock which would be outstanding, the Reporting Person would control 31.4% of the Common Stock outstanding.

     (b) The Reporting Person has sole voting and dispositive power over 75,000 shares of Common Stock and the right to acquire 400,000 shares of Common Stock.

         The Reporting Person and Placement and Acceptance, Inc. of which the Reporting Person is an officer, director and controlling shareholder, have shared voting and dispositive power over 1,383,000 shares of Common Stock. The Reporting Person and Ventures International Ltd. of which the Reporting Person is an officer, director and controlling shareholder, have shared voting and dispositive power over 727,273 shares of Common Stock. The Reporting Person and Caspic International, Inc. of which the Reporting Person is an officer, director and controlling shareholder, have shared voting and dispositive power over 250,000 shares of Common Stock.

     (c) Not applicable.

     (d) None.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         None.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.










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





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





By: /s/ William Tan
    -----------------------
Name: William Tan
Title: President & CEO

Date:  February 27, 2006




































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